Exhibit 99.1

Ohmyhome Reports Results of 48.9% Growth in the First Half of 2025

●	Revenues achieved S$6.7 million (US$5.2 million), representing a 49% growth compared to the first half of 2024.

●	Revenue growth was driven by increased performance of Property Management and Emerging and Other Services

●	EBITDA loss margin narrowed from -44% to -29%.

●	Net income loss was S$2.4 million (US$1.7 million), or US$0.07 per diluted share.

●	Cash and Cash Equivalents stood at S$6.3 million (US$4.9 million).

Singapore, November 28, 2025 — Ohmyhome Ltd. (NASDAQ: OMH, “Ohmyhome”, “the Company”), a one-stop-shop property technology platform providing end-to-end property solutions and services including brokerage, renovation and condominium property management services in Singapore, is pleased to report its financial results for the six months ended June 30, 2025.

Revenue Growth and Margin Improvement

For the first half of 2025 (1H 2025), Ohmyhome reported revenues of S$6.7 million (US$5.2 million), a 49% increase compared to S$4.5 million in the same period of 2024 (1H 2024). This growth was driven by a 36% year-over-year (YoY) increase in Property Management services revenue, and 148% YoY increase in Emerging and Other Services.

Gross profit saw a 25% increase compared to 1H 2024. Brokerage services’ gross margin remained 49%, property management services increased slightly from 27% to 31%, and emerging and other services reduced slightly from 28% to 21%.

EBITDA loss was at S$1.9 million (US$1.4 million), while the EBITDA loss margin decreased from -44% to -29%.

Net loss was S$2.4 million (US$1.7 million), and the loss per diluted share was US$(0.07).

Strengthened Balance Sheet

As of June 30, 2025, cash and cash equivalents stood at S$6.3 million (US$4.9 million), an increase of S$5.2 million as compared to December 31, 2024. Current assets increased by 290% to S$7.6 million (US$6.0 million), while current liabilities increased by 50% to S$3.2 million (US$2.5 million).

Total assets grew by 14% to S$12.3 million (US$9.6 million), while total liabilities decreased by 5% to S$4.3 million (US$3.3 million) compared to December 31, 2024.

Appendix for Condensed Version of Unaudited Interim Consolidated Statement of Operations and Comprehensive Loss

	For the six months ended June 30,
	2024	2025	2025
	SGD	SGD	USD

Total operating revenues	4,470,089	6,654,671	5,216,078
Gross profit	1,670,149	2,091,070	1,639,028

Total operating expenses	(4,398,845)	(4,030,066)	(3,000,979)
Total other income (losses)	449,311	(427,847)	(337,673)
NET LOSS	(2,279,385)	(2,366,843)	(1,699,624)

LOSS PER BASIC SHARE	(0.11)	(0.09)	(0.07)
LOSS PER DILUTED SHARE	(0.10)	(0.09)	(0.07)

Net Loss	(2,279,385)	(2,366,843)	(1,699,624)
Interest income (expenses), net	121,775	(25,718)	(20,158)
Depreciation and amortization	(437,287)	(398,275)	(291,520)
EBITDA	(1,963,873)	(1,942,850)	(1,387,946)

Appendix for Condensed Version of Unaudited Interim Consolidated Balance Sheets

	December 31,	June 30,	June 30,
	2024	2025	2025
	SGD	SGD	USD

ASSETS
Current assets	1,953,108	7,611,645	5,966,173
Property and equipment, net	63,703	113,672	89,099
Non-current assets	8,778,411	4,570,009	3,582,073
Total assets	10,795,222	12,295,326	9,637,345

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	2,105,372	3,167,056	2,482,408
Non-current liabilities	2,390,511	1,095,108	858,369
Total liabilities	4,495,883	4,262,164	3,340,777

SHAREHOLDERS’ EQUITY	6,299,339	8,033,162	6,296,568

Appendix for Condensed Version of Unaudited Interim Consolidated Statements of Cash Flows

	For the six months ended June 30,
	2024	2025	2025
	SGD	SGD	USD

Net loss	(2,279,385)	(2,366,842)	(1,855,183)
Net cash used in operating activities	(2,033,164)	(1,222,060)	(957,877)
Net cash used in investing activities	(643,579)	421,262	330,194
Net cash provided by financing activities	4,992,380	6,023,531	4,721,377

Foreign currency effect	(63,098)	(59,193)	(46,397)

Net change in cash and cash equivalents	2,252,539	5,163,540	4,047,297
Cash, cash equivalents and restricted cash at beginning of period	191,807	1,145,829	898,126
Cash, cash equivalents and restricted cash at period end	2,444,346	6,309,369	4,945,423

About Ohmyhome

Ohmyhome is a one-stop-shop property technology platform providing end-to-end property solutions and services including brokerage, renovation and condominium property management services in Singapore. Since its launch in 2016, Ohmyhome has transacted over 15,800 properties as of June 30, 2025, and has approximately 9,500 units under management as of June 30, 2025. It is also the highest-rated property transaction platform, with more than 8,000 genuine reviews, and an average rating of 4.9 out of 5 stars.

Ohmyhome is dedicated to bringing speed, ease, and reliability to property-related services and to becoming the most trusted and comprehensive property solution for everyone.

For more information, visit: https://ohmyhome.com/en-sg/

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

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